Exhibit 12.1

INTEL CORPORATION

STATEMENT SETTING FORTH THE COMPUTATION
OF RATIOS OF EARNINGS TO FIXED CHARGES

	Six Months Ended
(Dollars in Millions)	Jun 27, 2015	Jun 28, 2014
Earnings[1]	$5,806	$6,694
Adjustments:
Add - Fixed charges	260	245
Subtract - Capitalized interest	(150)	(140)
Earnings and fixed charges (net of capitalized interest)	$5,916	$6,799

Fixed charges:
Interest[2]	$95	$86
Capitalized interest	150	140
Estimated interest component of rental expense	15	19
Total	$260	$245

Ratio of earnings before taxes and fixed charges, to fixed charges	23x	28x

1 After adjustments required by Item 503(d) of Regulation S-K.
2 Interest within provision for taxes on the consolidated condensed statements of income is not included.